Filed Pursuant to Rule 433

Registration No. 333-266624-05

ENTERGY ARKANSAS, LLC

$300,000,000

First Mortgage Bonds,

5.45% Series due June 1, 2034

Final Terms and Conditions

May 5, 2025

Issuer:	Entergy Arkansas, LLC

Security Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	A2 (stable outlook) by Moody’s Investors Service, Inc. A (stable outlook) by S&P Global Ratings

Trade Date:	May 5, 2025

Settlement Date (T+3)(2):	May 8, 2025

Principal Amount:	$300,000,000, which will be part of the same series of First Mortgage Bonds issued on May 10, 2024

Interest Rate:	5.45%

Interest Payment Dates:	June 1 and December 1 of each year

First Interest Payment Date:	June 1, 2025

Final Maturity Date:	June 1, 2034

Qualified Reopening:	This offering of First Mortgage Bonds is expected to qualify as a “qualified reopening” of the First Mortgage Bonds issued on May 10, 2024 under U.S. Treasury regulations

Optional Redemption Terms:	Make-whole call at any time prior to March 1, 2034 at a discount rate of Treasury plus 15 bps and, thereafter, at par

Benchmark Treasury:	4.625% due February 15, 2035

Benchmark Treasury Price:	102–01

Benchmark Treasury Yield:	4.367%

Spread to Benchmark Treasury:	+97 bps

Re-offer Yield:	5.337%

Price to Public:	100.788% of the principal amount of the Bonds (plus accrued interest from and including December 1, 2024 to and excluding the Settlement Date (such accrued interest totaling $7,130,416.67))

Net Proceeds After Underwriting Discount and Before Expenses:	$300,414,000 (exclusive of accrued interest from and including December 1, 2024 to and excluding the Settlement Date (such accrued interest totaling $7,130,416.67))

CUSIP / ISIN:	29366M AF5 / US29366MAF59

Joint Book-Running Managers:	Regions Securities LLC Stephens Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Manager:	Loop Capital Markets LLC

(1)

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Rating outlook is assigned at the issuer level and not to individual securities and may be subject to revision at any time.

(2)

It is expected that delivery of the bonds will be made on or about May 8, 2025, which will be the third business day following the date hereof (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day (T+1), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the bonds more than one business day prior to the scheduled settlement date will be required, by virtue of the fact that the bonds will initially settle in T+3, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the bonds who wish to trade the bonds more than one business day prior to the scheduled settlement date should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) Regions Securities LLC toll-free at 1-800-734-4667, (ii) Stephens Inc. toll-free at 1-800-643-9691, (iii) U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607, or (iv) Wells Fargo Securities, LLC toll-free at 1-800-645-3751.